Managed Portfolio Series
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 25, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
Registration Statement on Form N-1A (File No. 333-172080)
Tremblant Global ETF (S000084649)

REQUEST FOR ACCELERATION

Dear Mr. Be:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that the Post-Effective Amendment No. 595 to the Registration Statement filed on Form N‑1A on April 24, 2024 on behalf of the above-named Fund, be accelerated to become effective on April 29, 2024.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 595 to the Registration Statement filed on Form N‑1A be accelerated to April 29, 2024.

If you have any additional questions or require further information, please contact the undersigned at (414) 721-8328.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ John Hadermayer
John Hadermayer
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.

QUASAR DISTRIBUTORS, LLC

April 25, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
Registration Statement on Form N-1A (File No. 333-172080)
Tremblant Global ETF (S000084649)

Dear Sir or Madam:

REQUEST FOR ACCELERATION. As the principal underwriter of the Tremblant Global ETF (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Post-Effective Amendment No. 595 to the Registration Statement that was filed on Form N-1A on behalf of the Fund on April 24, 2024, be accelerated to April 29, 2024, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ Teresa Cowan

            Quasar Distributors, LLC
            Three Canal Plaza, Suite 100
        Portland, ME 04101